Exhibit 99.1

Alvotech S.A.

Inside information

Alvotech initiates proposed private share placement to professional clients and eligible counterparties in Iceland

Alvotech (NASDAQ: ALVO), a global biotech company specializing in the development and manufacture of biosimilar medicines for patients worldwide, today confirmed the initiation of a proposed private placement of ordinary shares, made in an overseas directed offering, directed solely into Iceland to professional clients or eligible counterparties in accordance with European Parliament and Council Directive 2014/65/EC. Further information will be provided at the completion of the proposed private placement.

This communication is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any securities in the United States or elsewhere, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No assurance can be given that the proposed private placement will be completed on proposed terms or at all.

Alvotech Investor Relations

Benedikt Stefansson

alvotech.ir[at]alvotech.com